                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1/A
                               (AMENDMENT NO. 2)
                            TENDER OFFER STATEMENT


PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                               MARKET FACTS, INC.
                           (NAME OF SUBJECT COMPANY)



                            AEGIS ACQUISITION CORP.
                                AEGIS GROUP PLC
                                   (BIDDERS)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  570559 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)



                               DANIEL M. FREEDMAN
                        MITCHELL SILBERBERG & KNUPP LLP
                          11377 WEST OLYMPIC BOULEVARD
                          LOS ANGELES, CALIFORNIA 90064
                                 (310) 312-2000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Bidders)

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 4, 1999, as amended by Amendment No. 1 filed on May 14, 1999 (the "Schedule 14D-1"), by Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), and Aegis Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $1.00 per share, of Market Facts, Inc., a Delaware corporation (the "Company"), at a purchase price of $31.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999, as amended hereby (the "Offer to Purchase") and in the related Letter of Transmittal.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

        Item 11 is hereby amended to add the following:

(a)(12) Offer to Purchase, as amended as of May 28, 1999.


(c)(3) Form of Certificate of Incorporation of Surviving Corporation, Exhibit A to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.


(c)(4) Form of By-laws of Surviving Corporation, Exhibit B to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.


(c)(5) First Amendment to Agreement and Plan of Merger, dated as of May 26, 1999, by and among Parent, Purchaser and the Company.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 28, 1999                    Aegis Group plc

                                       By: /s/ Eleonore Sauerwein
                                          -------------------------
                                       Name: Eleonore Sauerwein
                                       Title: Group Legal Director


                                       Aegis Acquisition Corp.

                                       By: /s/ Eleonore Sauerwein
                                          -------------------------
                                       Name: Eleonore Sauerwein
                                       Title: Vice President

                                EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
--------                            -----------

(a)(12) Offer to Purchase, as amended as of May 28, 1999.


(c)(3) Form of Certificate of Incorporation of Surviving Corporation, Exhibit A to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.


(c)(4) Form of By-laws of Surviving Corporation, Exhibit B to Agreement and Plan of Merger, dated as of April 29, 1999, as amended, by and among Parent, Purchaser and the Company.


(c)(5) First Amendment to Agreement and Plan of Merger, dated as of May 26, 1999, by and among Parent, Purchaser and the Company.